

June 3, 2011

Mr. Johan M. (Thijs) Spoor
CEO, President and CFO
FluoroPharma Medical, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116

      RE: **FluoroPharma Medical, Inc.**
                    Item 4.01 Form 8-K filed June 1, 2011
                    File No. 333-147193

Dear Mr. Spoor:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You currently disclose that during the years ended December 31, 2010 and 2009 and the subsequent interim period through May 16, 2011, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended December 31, 2010 and 2009 and the subsequent interim period through May 26, 2011, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant